SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 6 – Final Amendment
to
Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.
(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value
(Title of Class of Securities)

532716107
(CUSIP Number of Class of Securities)

Samuel P. Fried
Senior Vice President, General Counsel and Secretary
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216
Telephone (614) 415-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Dennis S. Hersch
David L. Caplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1 billion	$126,700

*

Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 44,444,000 outstanding shares of Common Stock at the maximum tender offer price of $22.50 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$126,700	Filing Party:	Limited Brands, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	February 27, 2004

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[x]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 27, 2004, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to the Tender Offer Statement filed with the Securities and Exchange Commission on March 4, 2004, March 11, 2004, March 22, 2004, March 23, 2004 and March 29, 2004, respectively (the “Schedule TO”) by Limited Brands, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 44,444,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $19.75 and $22.50 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated February 27, 2004 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 6 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer is incorporated in this Amendment No. 6 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(h)	On April 1, 2004, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 Midnight, New York City time, on Friday, March 26, 2004. A copy of the press release is filed as Exhibit (a)(5)(xi) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(xi)	Press Release, dated April 1, 2004 (announcing final results of tender offer).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMITED BRANDS, INC.

By:	/s/ Timothy J. Faber

	Name:	Timothy J. Faber
	Title:	Vice President, Treasury/
Mergers & Acquisitions

Dated: April 1, 2004

EXHIBIT INDEX
Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated February 27, 2004.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 27, 2004.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 27, 2004.*

(a)(1)(vi)	Letter to Stockholders dated February 27, 2004.*

(a)(1)(vii)	Letter from Savings and Retirement Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the Savings and Retirement Plan of Limited Brands, Inc. dated February 27, 2004.*

(a)(1)(viii)	Letter from Savings and Retirement Plan Administrative Committee to Participants in the Savings and Retirement Plan of Limited Brands, Inc. who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended, dated February 27, 2004.*

(a)(1)(ix)	Letter from Computershare Trust Co., Inc. to all Participants in the Stock Purchase Plan dated February 27, 2004.*

(a)(1)(x)	Notice to Holders of Vested Stock Options dated February 27, 2004.*

(a)(5)(i)	Form of summary advertisement dated February 27, 2004.*

(a)(5)(ii)	Limited Brands Stock Tender Offer—Questions and Answers.*

(a)(5)(iii)	Press Release, dated February 26, 2004, incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed February 26, 2004.*

(a)(5)(iv)	Script of Limited Brands conference call, dated February 26, 2004.*

(a)(5)(v)	Press Release, dated March 4, 2004 (announcing February 2004 sales results).*

(a)(5)(vi)	Transcript of the recorded sales call held on March 4, 2004 (announcing February 2004 sales results).*

(a)(5)(vii)	Press Release, dated March 22, 2004 (updating the Company’s expectations for March 2004 sales results and First Quarter 2004 earnings, announcing the purchase by New York & Company of a note and warrants held by the Company and announcing extension of the tender offer).*

(a)(5)(viii)	Notice to Employees, dated March 22, 2004.*

(a)(5)(ix)	Notice to Holders of Vested Stock Options, dated March 22, 2004.*

(a)(5)(x)	Press Release, dated March 29, 2004 (announcing preliminary results of tender offer).*

(a)(5)(xi)	Press Release, dated April 1, 2004 (announcing final results of tender offer).**

(d)(1)	Employment Agreement of Daniel P. Finkelman dated as of July 27, 1998, incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for fiscal year ended February 2, 2002.*

(d)(2)	Amendment to Employment Agreement of Daniel P. Finkelman dated as of May 19, 2003.*

(d)(3)	Employment Agreement of Mark A. Giresi dated as of August 15, 2002, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for fiscal year ended February 1, 2003.*

(d)(4)	Amendment to Employment Agreement of Mark A. Giresi dated as of May 19, 2003.*

(d)(5)	Employment Agreement of Leonard A. Schlesinger dated as of July 31, 2003, incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended August 2, 2003.*

(d)(6)	Employment Agreement of V. Ann Hailey dated as of January 2, 2004.*

(d)(7)	Limited Brands Stock Award and Deferred Compensation Plan for Non-Associate Directors, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed November 13, 2003.*

(d)(8)	Limited Brands 1993 Stock Option and Performance Incentive Plan (2003 Restatement), incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed November 13, 2003.*

(d)(9)	Intimate Brands 1995 Stock Option and Performance Incentive Plan (1997 Restatement), incorporated by reference to Exhibit B to the Company’s Proxy on Form 14A dated April 14, 1997.*

* Previously filed.
** Filed herewith.